

September 7, 2022

Ke Chen
Chief Financial Officer
ReneSola Ltd
3rd Floor, 850 Canal St.
Stamford, CT 06902

> **Re: ReneSola Ltd**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **Form 20-F/A for the Year Ended December 31, 2021**
> **Filed August 23, 2022**
> **CORRESP filed August 23, 2022**
> **File No. 001-33911**

Dear Mr. Chen:

We have reviewed your August 23, 2022 response to our comment letter and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our August 9, 2022 letter.

Form 20-F/A for the Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects
Non-GAAP Financial Measures, page 93

1.  We have reviewed your response to prior comment 12.  We continue to believe that the adjustments related to allowances for credit losses and cancellation of project assets appear to be normal operating expenses related to your business and should not be eliminated from non-GAAP performance measures.  Please either remove the adjustments from your non-GAAP performance measures or provide us with a comprehensive response that clearly explains the specific nature of these expenses and why eliminating

these expenses from non-GAAP performance measures is appropriate pursuant to Question 100.01 of the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.  In this regard, we note the following:

- You indicate that the allowances for credit losses adjustment relates to "allowances related to related party receivables that arises from Company spin-off events, the one-off credit losses from the advance payment on land development, which after conduct[*ing*] further studies and does not have any future development opportunities."  Please clarify what you mean by "allowances related to related party receivables that arises from Company spin-off events."  Regarding your statement that the expenses include "one off credit losses from the advance payment on land development...", please clarify if the expenses relate to the write-off of land advances, and if true, tell us why you believe it is appropriate to identify these expenses as allowances for credit losses; and

- We note that the cancellation of project assets "is mainly due to some environmental issues encountered during the projects development process, which resulted in the Company unable to finish such projects."  It appears to us that encountering issues while completing certain projects is a normal cost of business.  Additionally, we note that you have included this adjustment in each period presented.  As such, it is unclear as to why or how you view these expenses as non-recurring in nature.

You may contact Jeffrey Gordon at 202-551-3866 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing